Exhibit 99.1

ENTRÉE SHAREHOLDERS APPROVE SPINOUT OF MASON RESOURCES CORP.
AND RE-ELECT DIRECTORS; SETS TRANSACTION TRADING DATES

Vancouver, B.C., May 1, 2017 – Entrée Gold Inc. (TSX:ETG; NYSE MKT:EGI; Frankfurt:EKA - "Entrée" or the "Company") is pleased to announce the results of its Annual General and Special Meeting of shareholders held today in Vancouver (the "Meeting").  At the Meeting, shareholders voted 97.93% in favour of approving the spin-out of Mason Resources Corp. ("Mason").  In addition, securityholders (comprised of shareholders, optionholders and warrantholders) voting together as a single class, voted 98.26% in favour of the spin-out of Mason.

Under the terms of the proposed spin-out to be completed through a statutory plan of arrangement ("Plan of Arrangement"), the shareholders of Entrée ("Shareholders") will receive common shares in Mason ("Mason Common Shares") by way of a share exchange, pursuant to which each existing share of Entrée (an "Entrée Common Share") is exchanged for one "new" share of Entrée ("New Entrée Common Shares") and 0.45 of a Mason Common Share. Optionholders and warrantholders of Entrée will receive replacement options and warrants of Entrée and options and warrants of Mason which are proportionate to, and reflective of the terms of, their existing options and warrants of Entrée.

Mason will hold the Ann Mason copper-molybdenum project in Nevada and the Lordsburg copper-gold property in New Mexico as well as approximately US$8.75 million in cash. Entrée's unique carried joint venture interest in an integral part of the Oyu Tolgoi mining project in Mongolia will remain in Entrée.

The spin-out transaction remains subject to final court approval and acceptance from the Toronto Stock Exchange (the "TSX") and is expected to be completed on or about May 9, 2017.

The TSX has conditionally approved the listing of the Mason Common Shares under the trading symbol "MNR". Mason will not be listed on the NYSE MKT or Frankfurt Stock Exchange.

In addition, Entrée is pleased to announce the re-election of its directors at today's shareholder Meeting.  The percentages of votes "for" and "withheld" for each director are as follows:

Nominee	Percentage of Votes For	Percentage of Votes Withheld
Rt. Hon. Lord Howard of Lympne	96.38%	3.62%
Stephen Scott	97.59%	2.41%
James Harris	95.52%	4.48%
Mark Bailey	96.77%	3.23%
Alan Edwards	97.72%	2.28%
Anna Stylianides	95.14%	4.86%

In addition to the re-election of directors, shareholders re-appointed Davidson & Company LLP, Chartered Accountants as auditors for the Company for the ensuing year, set the number of directors at six for the ensuing year, approved the renewal of the Company's stock option plan, approved the adoption of Mason's stock option plan and approved the Company's name change to "Entrée Resources Ltd."

Detailed results of the voting on all matters at the Meeting are set forth in the Report of Voting Results filed on SEDAR at www.sedar.com. Please refer to the Entrée information circular dated March 20, 2017 for more detailed information, available on the Company's website at www.entreegold.com and on SEDAR at http://www.sedar.com.

Trading Information

On or about Wednesday, May 10, 2017, it is anticipated the TSX will issue a bulletin in respect of the commencement of trading of the Mason Common Shares, under the symbol "MNR".  Within two business days of the TSX bulletin, the New Entrée Common Shares and the Mason Common Shares will commence trading on the TSX. The New Entrée Common Shares will concurrently commence trading on the NYSE MKT.

Where existing Entrée Common Shares (CUSIP 29383G) are held through a broker, such broker, or the depositary with which the broker holds such Entrée Common Shares, will be responsible for dealing with the exchange of these Entrée Common Shares for New Entrée Common Shares (CUSIP 29384J103) and the distribution of Mason Common Shares (CUSIP 575323100) on the shareholder's behalf.

Entrée has mailed letters of transmittal to all eligible registered shareholders. To receive Direct Registration System ("DRS") statements representing New Entrée Common Shares and Mason Common Shares, registered shareholders must duly complete the letter of transmittal and either provide their DRS account number or surrender their existing certificates for Entrée Common Shares, as applicable, and deliver them to Computershare Investor Services Inc. ("Depositary") at the address shown on the letter of transmittal. Upon surrender to the Depositary for cancellation of a certificate representing Entrée Common Shares (if any), together with a properly executed letter of transmittal, the registered shareholder will be entitled to receive, and the Depositary will deliver to such holder, a DRS statement representing that number (rounded down to the next lessor whole number) of New Entrée Common Shares and Mason Common Shares that such holder has the right to receive pursuant to the Plan of Arrangement and the surrendered certificate (if any) will be cancelled.

ABOUT ENTRÉE GOLD INC.

Entrée Gold Inc. is a Canadian mineral exploration company balancing opportunity and risk with key assets in Mongolia and Nevada. As a joint venture partner with a unique carried interest on a significant portion of the Oyu Tolgoi mining project in Mongolia, Entrée has a singular opportunity to participate in one of the world's largest copper-gold projects managed by one of the premier mining companies – Rio Tinto. Oyu Tolgoi, with its series of deposits containing copper, gold and molybdenum, has been under exploration and development since the late 1990s. Additionally, Entrée has also been advancing its Ann Mason Project in one of the world's most favourable mining jurisdictions, Nevada. The Ann Mason Project hosts the Ann Mason copper-molybdenum deposit as well as the Blue Hill copper deposit within the rejuvenated Yerington copper camp. Sandstorm Gold, Rio Tinto and Turquoise Hill Resources are major Shareholders, holding approximately 14%, 10% and 8% of issued and outstanding shares, respectively.

FURTHER INFORMATION

Monica Hamm
Senior Manager, Investor Relations &
Corporate Communications
Entrée Gold Inc.
Tel: 604-687-4777
Fax: 604-687-4770
Toll Free: 866-368-7330
E-mail: mhamm@entréegold.com

This news release contains forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian securities laws with respect to the Financing, corporate strategies and plans; and other matters that may occur in the future.

While the Company has based these forward-looking statements on its expectations about future events as at the date that such statements were prepared, the statements are not a guarantee of Entrée's future performance and are based on numerous assumptions regarding present and future business strategies, statements with respect to the completion of the Plan of Arrangement, obtaining court and regulatory approval of the Plan of Arrangement, the listing of Mason Common Shares on the TSX and the timing for completing the proposed Plan of Arrangement. Important risks, uncertainties and factors which could cause actual results to differ materially from future results expressed or implied by forward-looking statements and information include, amongst others; Entrée not obtaining court or regulatory approval of the Plan of Arrangement; the market valuing Entrée and Mason in a manner not anticipated by Entrée; risks related to international operations; unanticipated costs, expenses or liabilities; and misjudgments in the course of preparing forward-looking statements. In addition, there are also known and unknown risk factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements and information. Such factors include, among others, risks related to factors described in the Company's most recently filed Management's Discussion and Analysis and in the Company's Annual Information Form for the financial year ended December 31, 2016, dated March 10, 2017 filed with the Canadian Securities Administrators and available at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company is under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.